UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1

TO

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF

THE SECURITIES EXCHANGE ACT OF 1934

Integrated Silicon Solution, Inc.

(Name of Subject Company (Issuer) and Name of Filing Person (Offeror))

Common Stock, Par Value $0.0001 Per Share

(Title of Class of Securities)

45812P107

(CUSIP Number of Class of Securities)

(Underlying Ordinary Shares)

Scott D. Howarth

Vice President and Chief Financial Officer

1940 Zanker Road

San Jose, CA 95112

(408) 969-6600

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

J. Robert Suffoletta, Esq.

Wilson Sonsini Goodrich & Rosati

Professional Corporation

8911 Capital of Texas Highway

Westech 360, Suite 3350

Austin, Texas 78759

Tel: (512) 338-5400

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$70,000,000	$2,149.00

*	Calculated and estimated solely for purposes of determining the filing fee. This calculation assumes the purchase of a total of 10,000,000 shares of outstanding common stock of Integrated Silicon Solution, Inc., par value $0.0001 per share, at the tender offer price of $7.00 per share.
**	The amount of the filing fee equals $30.70 per million of the transaction value and is estimated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $2,149.00	Filing Party: Integrated Silicon Solution, Inc.
Form or Registration No.: Schedule TO (No. 005-55171)	Date Filed: December 3, 2007

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing fee is a final amendment reporting the results of the tender offer: ☐

SCHEDULE TO

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (the “Initial Schedule TO”) filed by Integrated Silicon Solution, Inc., a Delaware corporation (“ISSI” or the “Company”), with the Securities and Exchange Commission on December 3, 2007, as amended and supplemented by this Amendment (collectively with the Initial Schedule TO referred to herein as the “Schedule TO”), relating to ISSI’s offer to purchase for cash up to 10,000,000 shares of its common stock, par value $0.0001 per share (“Common Stock”), at a price of $7.00 per share, for an aggregate purchase price of up to $70,000,000, net to the seller in cash, without interest, pursuant to the terms and subject to the conditions set forth in the Offer to Purchase dated December 3, 2007, which is filed as Exhibit (a)(1)(A) to the Initial Schedule TO and incorporated herein by reference, and in the related Letter of Transmittal, which is filed as Exhibit (a)(1)(B) to the Initial Schedule TO and incorporated herein by reference, which, as amended or supplemented from time to time, together constitute the offer (the “Offer”).

The information in the Offer, including all schedules and annexes thereto, which were previously filed with or incorporated by reference in the Initial Schedule TO, is hereby expressly incorporated herein by reference into this Amendment, except that such information is hereby amended and supplemented to the extent specifically provided herein. This Amendment is made to report the preliminary results of the Offer.

Item 11. Additional Information.

(b) Other material information.

Item 11 of the Schedule TO is hereby amended by adding the following sentences:

On January 4, 2008, ISSI issued a press release announcing the preliminary results of the Offer, which expired at 5:00 p.m., New York City time, on Thursday, January 3, 2008. A copy of the press release is filed as Exhibit (a)(5)(B) to this Schedule TO and is incorporated herein by reference.

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following:

Exhibit Number	Description
(a)(5)(B)	Press Release, dated January 4, 2008 (announcing preliminary results of tender offer).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

INTEGRATED SILICON SOLUTION, INC.

/s/ SCOTT D. HOWARTH
Scott D. Howarth
President and Chief Financial Officer

Date: January 4, 2008

INDEX TO EXHIBITS

Exhibit Number	Description
(a)(1)(A) *	Offer to Purchase dated December 3, 2007.

(a)(1)(B) *	Letter of Transmittal (including Guidelines of the Internal Revenue Service for Certification of Taxpayer Identification Number on Substitute Form W-9).

(a)(1)(C) *	Notice of Guaranteed Delivery.

(a)(1)(D) *	Letter to Stockholders, dated December 3, 2007.

(a)(1)(E) *	Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.

(a)(1)(F) *	Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.

(a)(5)(A) *	Form of Summary Advertisement.

(a)(5)(B)	Press Release, dated January 4, 2008 (announcing preliminary results of tender offer).

(b)	Not applicable.

(d)(1) *	Integrated Silicon Solution, Inc. 2007 Incentive Compensation Plan and forms of grant agreements (each incorporated by reference to Exhibits 10.1, 10.2, 10.3, and 10.4 to ISSI’s current report on Form 8-K filed on August 14, 2007.

(d)(2) *	Integrated Silicon Solution, Inc. 1989 Stock Plan, as amended (incorporated by reference to Exhibit 4.1 to ISSI’s Registration Statement on Form S-8 filed April 22, 1998 (SEC File No. 333-50679)), and form of stock option agreement.

(d)(3) *	Integrated Silicon Solution, Inc. 1993 Employee Stock Purchase Plan, as amended, and form of subscription agreement (each incorporated by reference to Exhibit 10.1 to ISSI’s Quarterly Report on Form 10-Q for the period ended December 31, 2005).

(d)(4) *	Integrated Silicon Solution, Inc. 1995 Director Stock Option Plan, as amended (incorporated by reference to Exhibit 10.2 to ISSI’s Current Report on Form 8-K filed September 12, 2006).

(d)(5) *	Integrated Silicon Solution, Inc. 1998 Stock Plan, as amended, and form of stock option agreement (each incorporated by reference to Exhibit 4.2 to ISSI’s Registration Statement on Form S-8 filed March 9, 2001 (SEC File No. 333-56800)).

(d)(6) *	Integrated Silicon Solution, Inc. Nonstatutory Stock Plan, as amended, and form of stock option agreement (each incorporated by reference to Exhibit 4.1 to ISSI’s Registration Statement on Form S-8 filed November 21, 2002 (SEC File No. 333-101378)).

(d)(7) *	Stand-Alone Stock Option Agreement dated February 21, 2006 (incorporated by reference to Exhibit 10.1 to ISSI’s Current Report on Form 8-K filed February 23, 2006).

(d)(8) *	Letter Agreement dated August 28, 2006 among Integrated Silicon Solution, Inc., Riley Investment Management, LLC, SACC Partners, LP, Bryant R. Riley, R. Riley & Co. Retirement Trust and B. Riley & Co., Inc. (incorporated by reference to Exhibit 10.1 to ISSI’s Current Report on Form 8-K filed August 30, 2006).

(d)(9) *	Letter Agreement dated as of December 5, 2006, among Integrated Silicon Solution, Inc., Riley Investment Management, LLC, SACC Partners, LP, Bryant R. Riley, B. Riley & Co. Retirement Trust and B. Riley & Co., Inc. (incorporated by reference to Exhibit 10.1 to ISSI’s Current Report on Form 8-K filed December 7, 2006).

(d)(10) *	Standstill Agreement dated as of September 7, 2006 among Integrated Silicon Solution, Inc., Riley Investment Management, LLC, SACC Partners, LP, Bryant R. Riley, B. Riley & Co. Retirement Trust and B. Riley & Co., Inc. (incorporated by reference to Exhibit 10.1 to ISSI’s Current Report on Form 8-K filed September 12, 2006).

Exhibit Number	Description
(d)(11) *	Letter Agreement dated as of November 28, 2007, among Integrated Silicon Solution, Inc., Riley Investment Management, LLC, Riley Investment Partners Master Fund, L.P., Bryant R. Riley, B. Riley & Co. Retirement Trust and B. Riley & Co., LLC (incorporated by reference to Exhibit 10.1 to ISSI’s Current Report on Form 8-K filed December 3, 2007).

(d)(12) *	Letter Agreement dated as of November 28, 2007, between Integrated Silicon Solution, Inc. and Melvin Keating (incorporated by reference to Exhibit 10.2 to ISSI’s Current Report on Form 8-K filed December 3, 2007).

(d)(13) *	Standstill Agreement dated as of November 28, 2007 among Integrated Silicon Solution, Inc., Riley Investment Management, LLC, Riley Investment Partners Master Fund, L.P., Bryant R. Riley, B. Riley & Co. Retirement Trust and B. Riley & Co., LLC (incorporated by reference to Exhibit 10.3 to ISSI’s Current Report on Form 8-K filed December 3, 2007).

(d)(14) *	Standstill Agreement dated as of November 28, 2007, by and among Integrated Silicon Solution, Inc., Trust A-4 - Lloyd I. Miller, an Ohio trust, Trust C - Lloyd I. Miller, an Ohio trust, Milgrat I(OOOOO), an Ohio trust, Milgrat II(FF), an Ohio trust, Milgrat I(XXX), an Ohio trust, Milgrat I(ZZZZ), an Ohio trust, Milfam II L.P., a Georgia limited partnership and Lloyd I. Miller, III (incorporated by reference to Exhibit 10.4 to ISSI’s Current Report on Form 8-K filed December 3, 2007).

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed.